SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER
CUSIP NUMBER

|  |   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |X|   Form 10-Q   |  |   Form NSAR

For the period ended: June 30, 2003

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	OraLabs Holding Corp. 2901 South Tejon Street Englewood, Colorado 80110

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     As a result of the August 14, 2003 power outage, the Company's filing agent was unable to complete the filing. The Form 10-QSB will be filed within the extension period.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Douglas B. Koff	(303)	861-1166

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Revenues for the second quarter of 2003 increased $471,871or 16% from $3,002,563 in second quarter of 2002 to $3,474,434 in second quarter of 2003. The Company attributes this growth to increased lip balm revenues.

      Net Income for the second quarter of 2003 was $61,622 or $.01 per share compared to a loss of $149,974 or $.02 per share in second quarter of 2003. Gross profit increased from 24% to 28% as a percentage of sales and selling and marketing expenses decreased.

OraLabs Holding Corp.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2003	By:	/s/ Gary H. Schlatter Gary H. Schlatter

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).